November 13, 2007

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File no. 1-09853

Dear Ms. Collins:

In connection with your letter dated November 5, 2007 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

1.	We note your response to our prior comment 1 regarding the Company’s method for establishing VSOE of PCS for your storage-related software products. Your response indicates that in 2006 approximately 80% of your maintenance contracts were priced at a discount rate to the maintenance list price of between 0%–44%. You further state that the average rate of discount has been “tightly clustered” at a range of 28%–34%. Please explain and quantify what you mean by “tightly clustered” and tell us why the Company believes that such clustering is a reasonable basis for establishing VSOE for your storage-related software maintenance. Tell us how often the Company performs an analysis of your VSOE for the storage-related software maintenance. Also, tell us whether you perform a separate analysis for your various customer types (enterprise, commercial and small to medium sized accounts).

Response: By “tightly clustered” we were referring to the fact that for each quarter in 2004, 2005 and 2006, the aggregated rate of discount for all our maintenance agreements has been consistent from quarter to quarter as this quarterly average has ranged between 28% and 34%. The basis for establishing VSOE is that our methodology uses the average of the renewal pricing for standalone maintenance agreements. As defined in paragraph 10, of SOP 97-2, vendor specific evidence of fair value includes the price charged when the same element is sold separately by us. As we are averaging the price charged when the same element is sold separately, we believe that we have met the definition of how VSOE should be established pursuant to paragraph 10 of SOP 97-2. We view the fact that the renewal rates are “tightly clustered” over a period of successive quarters as a factor that supports our determination of fair value. Additionally, as we pointed out in our letter dated October 15, 2007, the VSOE rate for this software is consistent with the VSOE rate that we use for other storage-related software maintenance contracts. We believe that this further corroborates that the value used represents the fair value of the maintenance arrangement based on vendor specific objective evidence. For 2004 through 2006, we have performed the analysis of VSOE for the storage-related software maintenance on a quarterly basis. Historically, we have not performed a separate analysis for our various types of customers but have included all of our customers in a single analysis.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link

Mark A. Link

Senior Vice President and

Chief Accounting Officer